Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell llp Paseo de la Castellana, 41 28046 Madrid

October 8, 2021
Re:	Codere Online Luxembourg, S.A. Registration Statement on Form F-4 Filed August 12, 2021 File No. 333-258759

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Jacqueline Kaufman

Dietrich King

Ladies and Gentlemen:

On behalf of Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated September 10, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting it together with this response letter (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. The Company is also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Registration Statement. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form F-4 filed August 12, 2021

Risk Factors, page 62

1.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include, for example, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 of Amendment No. 1.

The ability to successfully effect the Business Combination, and the Combined Company's ability to…, page 86

2.	We note your references to the profitability of the Combined Company here and elsewhere in the prospectus. Please revise your disclosure to reflect that the company has not achieved profitability, but has sustained net losses in 2019, 2020 and the most recent interim period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 214 of Amendment No. 1.

Following the consummation of the Business Combination, Holdco may redeem your unexpired Holdco Warrants…, page 91

3.	Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1.

The Sponsor and certain of DD3s directors and officers have potential conflicts of interest…, page 101

4.	We note DD3’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted DD3's search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of Amendment No. 1.

The nominal purchase price paid by the Sponsor for the shares of DD3 Class B Common Stock may significantly dilute…, page 102

5.	Here or in another appropriate place in the prospectus, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 43 and 44 of Amendment No. 1.

6.	Here or in another appropriate place in the prospectus, please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 43 and 44 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Information, page 109

7.	We note your disclosure in Note 2 to the unaudited interim financial statements for the quarterly period ended March 31, 2021 that you have "revised" your financial statements to reclassify warrants from equity to liabilities. In this regard, it appears that the column "DD3 US GAAP Historical in USD" should be these revised financial statements. Please advise. Additionally, please explain the following, or revise as appropriate:

●	With regard to footnotes (2) and (13) to the unaudited pro forma interim financial statements for the quarterly period ended March 31, 2021 and annual period ended December 31, 2020, it is unclear why reference is made to reclassifying warrants from equity to liabilities as this adjustment is not related to IFRS conversion.

●	It is unclear how the adjustments discussed in footnotes (2) and (13) to conform to IFRS were determined for the quarterly period ended March 31, 2021, and why no change in warrant liability was included in the quarterly period ended December 31, 2020.

●	It is unclear how the pro forma adjustment of $209,000 for the change in fair value of the warrant liability for the year ended December 31, 2020 relates to the carrying value of the warrant liability of $183,150 at December 31, 2020 and change in fair value in that quarterly period of $74,000 as stated in Note 2 on page F-10.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the column "DD3 (U.S. GAAP Historical) in USD" and the related column “DD3 (U.S. GAAP Historical) converted into Euros” in the unaudited pro forma combined income statement for the twelve months ended December 31, 2020 to reflect the change in fair value of warrant liability resulting from the adjustment of the Private Warrants (as defined) to fair value for the quarterly period ended December 31, 2020 (per Note 2 to DD3’s unaudited interim financial statements for the quarterly period ended March 31, 2021). The Company also notes for the Staff that the pro forma information as of and for the three months ended March 31, 2021, originally included in the Registration Statement, has been replaced with pro forma information as of and for the six months ended June 30, 2021 in Amendment No. 1. The column "DD3 (US GAAP Historical) in USD" and the related column “DD3 (US GAAP Historical) converted into Euros” in the unaudited pro forma combined statement financial position as of June 30, 2021 and in the unaudited pro forma combined income statement for the six months ended June 30, 2021 in Amendment No. 1 reflect the change in fair value of warrant liability resulting from the adjustment of the Private Warrants to fair value.

In response to the first bullet in the Staff’s comment, the Company respectfully notes for the Staff that DD3 classifies the Private Warrants (as defined) as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period, while the Public Warrants (as defined) are classified as equity, as set forth in Note 2 to DD3’s unaudited interim financial statements under U.S. GAAP for the quarterly periods ended March 31, 2021 and June 30, 2021. Footnotes (2) and (13) to the unaudited pro forma interim financial statements, which relate exclusively to the Public Warrants, reflect the effect of the reclassification of the Public Warrants from equity under U.S. GAAP to warrant liabilities under IFRS.

In response to the second bullet in the Staff’s comment, as the Company respectfully noted for the Staff in the first paragraph above, the Company has revised the column "DD3 (US GAAP Historical) in USD" and the related column “DD3 (US GAAP Historical) converted into Euros” in the unaudited pro forma combined income statement for the twelve months ended December 31, 2020 to reflect the change in fair value of warrant liability resulting from the adjustment of the Private Warrants to fair value for the quarterly period ended December 31, 2020. With respect to the adjustments discussed in footnotes (2) and (13), which relate exclusively to the Public Warrants, the Company notes for the Staff that (i) for each of the relevant periods, the fair value change was calculated as the difference between the fair value of the Public Warrants at the beginning of the relevant period and the fair value of the Public Warrants at the end of the relevant period and (ii) the fair value as of March 31, 2021 of the Public Warrants, which amounted to €5,487 thousand, was calculated based on the closing price reported for the Public Warrants on the Nasdaq as of March 31, 2021 ($1.03) converted into euros at a rate of €0.85237 per $1.00. As the Company noted for the Staff in the first paragraph above, the pro forma information as of and for the three months ended March 31, 2021 has been replaced with pro forma information as of and for the six months ended June 30, 2021 in Amendment No. 1. The Company notes for the Staff that the fair value as of June 30, 2021 of the Public Warrants, which amounted to €8,047 thousand, was calculated based on the closing price reported for the Public Warrants on the Nasdaq as of June 30, 2021 ($1.53) converted into euros at a rate of €0.84147 per $1.00.

In response to the third bullet in the Staff’s comment, the Company respectfully notes for the Staff that the carrying value of the warrant liability of $183,150 as of December 31, 2020 and the change in fair value of $74,000 for the period ended December 31, 2020 reported in Note 2 to DD3’s unaudited interim financial statements for the quarterly period ended March 31, 2021, relate exclusively to the Private Warrants. The pro forma adjustment of $209,000 for the change in fair value of the warrant liability for the twelve months ended December 31, 2020 relates exclusively to the Public Warrants and reflects the reclassification of the Public Warrants from equity under U.S. GAAP to warrant liabilities under IFRS.

The Background of the Business Combination, page 127

8.	We note DD3 retained EarlyBirdCapital as its financial advisor pursuant to a business combination marketing agreement, but EarlyBirdCapital has not rendered a fairness opinion. In an appropriate place in the prospectus, please describe the level of diligence the financial advisor performed in connection with the transaction. In addition, please quantify the aggregate fees payable to the financial advisor that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of Amendment No. 1.

The Business Combination

Transaction Timeline, page 129

9.	Please revise the various discussions to discuss in greater detail all negotiations related to price, valuation or consideration to be received by Codere Group. Additionally, please discuss in greater detail any negotiations related to the Sponsor or current DD3 shareholders equity position in the post-combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138 through 141 of Amendment No. 1.

Interests of DD3's Directors and Officers in the Business Combination , page 137

10.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the Sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 41, 107, 131 and 147 of Amendment No. 1 to clarify that, in addition to DD3 Capital being an affiliate of the Sponsor, DD3 Capital is an affiliate of Dr. Werner and Mr. Combe, and Mr. Valdez is employed by an affiliate of MG, which has an interest in private units sold in the IPO and shares of DD3 Class A Common Stock that are expected to be issued pursuant to the Forward Purchase Agreements as described in the Registration Statement.

Certain Unaudited Codere Online Prospective Financial Information, page 139

11.	Please describe the material assumptions underlying the projections and the limitations of the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 197 of Amendment No. 1.

Contribution and Exchange Agreement, page 155

12.	We note the valuation of “30,000,000 Holdco Ordinary Shares valued at $300,000,000, on a cash-free and debt-free basis, and subject to a normalized level of working capital of Holdco, SEJO and SEJO’s subsidiaries,… shall be confirmed in a valuation report to be prepared and issued at the Exchange Effective Time by a Luxembourg independent auditor (réviseur d’entreprises).” Please provide disclosure under Item 1015(b) of Regulation M-A for the report, or tell us why it is not applicable. Please include a detailed summary of the report, with a particular emphasis on the bases for and methods used in arriving at the valuation findings and any instructions or limitations imposed by the SPAC or target company.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the valuation report to be prepared and issued at the Exchange Effective Time by a Luxembourg independent auditor does not constitute a report, opinion or appraisal materially related to the transaction for purposes of Item 1015 of Regulation M-A.

The Company expects to engage a Luxembourg independent auditor to issue a report confirming that the value of the SEJO shares to be contributed to the Company in the framework of the Exchange corresponds at least to the nominal value (plus any share premium, if relevant) of the Company's shares to be issued in exchange, pursuant to articles 420-10 and 420-23 of the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time. Such report is not expected to be issued until on or about the Exchange Effective Time. The Luxembourg independent auditor’s report will not be used by the respective boards of directors of Codere Newco and DD3, the other parties to the Business Combination Agreement or any of their respective shareholders in any capacity or for any purpose, other than to comply with the technical requirements of articles 420-10 and 420-23 of the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time. Additionally, the Luxembourg independent auditor’s report (i) was not available and, therefore, was not material to nor considered at the time when the respective boards of directors of Codere Newco and DD3 agreed to the terms and conditions of the Business Combination Agreement (including the valuation of the 30,000,000 Holdco Ordinary Shares), and (ii) will not be available and, therefore, will not be material to nor considered at the time when DD3 stockholders will be asked to consider and vote upon the SPAC Proposals, including the approval and adoption of the Business Combination Agreement. As such, given the expected timing and scope of the Luxembourg independent auditor’s report, the Company respectfully submits that it is neither “materially relating to the transaction” nor relevant to the consideration and vote by DD3’ shareholders upon the SPAC Proposals, including the approval and adoption of the Business Combination Agreement and, therefore, is not required to be filed as an exhibit to the Amendment No. 1 or described therein.

Furthermore, the scope of the Luxembourg independent auditor’s report will be limited to confirming that the value of the SEJO shares to be contributed to the Company in the framework of the Exchange corresponds at least to the nominal value (plus any share premium, if relevant) of the Company's shares to be issued in exchange. Codere Newco will not retain the Luxembourg independent auditor to provide valuation services or deliver a fairness opinion in connection with the Business Combination. Additionally, the Luxembourg independent auditor is not expected to prepare its own financial model. Rather, the Luxembourg independent auditor is expected to review the financial model prepared by DD3 and which served as the basis for the valuation agreed among the parties to the Business Combination Agreement. Further, the Luxembourg independent auditor will not arrive at any conclusions or make any specific recommendations regarding the value of the Exchange Consideration or the Holdco Ordinary Shares, whether the Company or any other parties to the Business Combination Agreement should or should not proceed with the Business Combination, or the fairness of the Business Combination. Given the limited nature of the services to be provided by the Luxembourg independent auditor, and the fact that such services are performed solely to comply with the technical requirements of articles 420-10 and 420-23 of the Luxembourg law of 10 August 1915, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the Luxembourg independent auditor’s report.

Unaudited Condensed Balance Sheet as of March 31, 2021, page F-2

13.	Please revise your presentation here to include comparative balance sheet information of the latest year-end balance sheet. In this regard, we note that the latest DD3 Acquisition Corp II balance sheet is as of October 13, 2020, as inception date of the registrant was September 30, 2020. Similar changes should be made to the unaudited interim balance sheet as of December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although DD3’s fiscal year ends on September 30, it had no activity for the period ended September 30, 2020 (inception). Accordingly, the condensed balance sheet as of September 30, 2020 is not presented.

DD3 Acquisition Corp. II

Unaudited Financial Statements

Note 2: Revision of Previously Issued Financial Statement, page F-10

14.	We note you concluded the Private Warrants should have been classified as derivative liabilities. Please tell us and disclose how you account for your Public Warrants and provide us with your analysis to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company respectfully acknowledges the Staff’s request to provide additional information pertaining to the accounting for the Public Warrants and advises the Staff that the classification of Public Warrants has been reviewed pursuant to the following analysis:

The Public Warrants would not be liabilities under Accounting Standards Codification (ASC) 480 because (a) they are not mandatorily redeemable shares, (b) they are not puttable and the underlying common shares are not puttable outside of DD3’s control and (c) they do not embody an obligation to DD3 to issue a variable number of shares whereby the monetary value of such obligation is fixed at inception, vary inversely with DD3’s share price or vary with extraneous factors other than the DD3’s share price. The Public Warrants are indexed to DD3’s own stock pursuant to ASC 815-40-15-7 because (a) there are no exercise contingencies that are tied to factors other than DD3’s own stock or own operations and (b) the adjustments to the Public Warrants settlement amounts are inputs in a standard option pricing model or are permitted in ASC 815-40.

There are no provisions in the warrant agreement (see Exhibit 4.1 to DD3’s Form 8-K, filed with the Commission on December 11, 2020) that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the Public Warrant. The adjustments to the exercise price are anti-dilution adjustments that consist of (a) stock dividends; split ups, (b) aggregation of shares, (c) extraordinary dividends, (d) adjustments in exercise price and (e) down round. These adjustments were analyzed in accordance with ASC 815-40 and do not preclude the Public Warrants from being considered indexed to DD3’s own stock.

ASC 815-40-55-42 states that for the types of events related to (a) stock dividends; split ups, (b) aggregation of shares, (c) extraordinary dividends, (d) adjustments in exercise price, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to DD3’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the Public Warrants from being considered indexed to DD3's own stock.

In relation to down round, the possibility of a market price transaction occurring at a price below $9.20 per share is not an input to the valuation of a standard “fixed for fixed” instrument on DD3’s own stock. However, the guidance in ASC 815-10-15-75A (ASU 2017-11) effectively makes an exception with respect to down round features to the base model for determining when an instrument is considered solely indexed to a company’s own stock. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. Specifically, the ASU amended Step 2 of the above analysis, as follows:

“ASC 815-40-15-5D When classifying a financial instrument with a down round feature, the feature is excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying paragraphs 815-40-15-7C through 15-7I (Step 2).”

ASU 2017-11 defines a down round feature as:

“A feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument.

A down round feature may reduce the strike price of a financial instrument to the current issuance price, or the reduction may be limited by a floor or on the basis of a formula that results in a price that is at a discount to the original exercise price but above the new issuance price of the shares, or may reduce the strike price to below the current issuance price. A standard antidilution provision is not considered a down round feature.”

ASU 2017-11 requires a company to recognize the value of a down round feature only when it is triggered and the strike price has been adjusted downward. For equity-classified freestanding equity-linked financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common shareholders in computing basic earnings per share.

Section 4.6 of the warrant agreement meets the above definition of a down round feature. As a result, this section does not preclude the Public Warrants from being considered indexed to DD3's own stock.

Accordingly, DD3 classifies the Public Warrants as equity and records the Public Warrants at book value.

Unaudited Financial Statements for the Quarterly Period Ended December 31, 2020, page F-21

15.	We note your disclosure in Note 2 to the unaudited interim financial statements for the quarterly period ended March 31, 2021 that you have "revised" your unaudited interim financial statements for the quarterly period ended December 31, 2020 to reclassify the warrants from equity to liabilities. Please explain the following, or revise as appropriate:

●	You have presented interim financial statements for DD3 Acquisition Corp. II for the quarterly period ended December 31, 2020, but these statements do not appear to reflect the restatement. For example, there does not appear to be an income statement impact of adjusting the warrants to fair value, and there does not appear to be a corresponding liability on the balance sheet.

●	There does not appear to be a restatement footnote in the December 31, 2020 interim financial statements pursuant to ASC 250.

●	Financial results for the period from inception through December 31, 2020 and March 31, 2021 have not been labeled as restated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that DD3 revised its unaudited financial statements for the quarterly period ended December 31, 2020 rather than restate such financial statements because DD3 determined that the impact of reclassifying the Private Warrants included in the Private Units from equity to liabilities was not material and a restatement was not required. As set forth above, DD3 determined that the Public Warrants were correctly classified as equity, which did not affect the unaudited financial statements for the quarterly period ended December 31, 2020.

Codere Online Business

Unaudited Combined Carve-Out Financial Statements as of and for the Quarterly Period Ended March 31, 2021, page F-51

16.	Please revise to include footnotes to the unaudited financial statements as of and for the Quarterly Period Ended March 31, 2021. Please refer to Item 8(A)(5) of the Instructions to Form 20-F for guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the financial information for the quarterly period ended March 31, 2021 was included in response to the requirement under Item 8.A.5 of Form 20-F that if, at the date of the registration statement, the company has published interim financial information that covers a more current period than those otherwise required by the applicable standard, the more current interim financial information be included in the registration statement.

The Codere Group had publicly released financial information for the quarterly period ended March 31, 2021 prior to August 12, 2021, the date on which the Registration Statement was filed, which included limited financial information in respect of Codere Online but which did not include any related footnotes regarding the Codere Group or Codere Online. As such, the Company included such limited information in respect of Codere Online for the quarterly period ended March 31, 2021 in the Registration Statement, without any related footnotes. The Company also considered that it was not required to include any footnotes to the financial information for the quarterly period ended March 31, 2021 as, pursuant to Instruction No. 3 to Item 8.A.5 to Form 20-F, such financial information complied with IFRS as issued by the IASB and the annual information included in the Registration Statement for Codere Online Business was prepared in accordance with IFRS as issued by the IASB.

Notwithstanding the foregoing, the Company also respectfully notes for the Staff that the information as of and for the three months ended March 31, 2021, originally included in the Registration Statement, has been replaced with information as of and for the six months ended June 30, 2021 in Amendment No. 1., which information has been prepared in compliance with IAS 34, “Interim Financial Reporting” issued by the IASB and, accordingly, contains footnote disclosure.

General

17.	In an appropriate place in your prospectus, please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 307 of Amendment No. 1.

18.	In an appropriate place in your prospectus, please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non- redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22 and 105 of Amendment No. 1.

19.	We note that certain shareholders agreed to waive their redemption rights. In appropriate place in your prospectus, please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor, DD3’s directors and officers and MG entered into agreements to waive their right to redeem shares of DD3 common stock held by them in connection with a business combination prior to completion of the IPO. In response to the Staff’s comment, the disclosure on pages 19, 20, 256 and 257 of Amendment No. 1 has been revised to indicate that no consideration was received for such waivers.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch
Michael J. Willisch

cc:	Moshe Edree, Director

Codere Online Luxembourg, S.A.

Alan I. Annex, Esq.

Greenberg Traurig, P.A.